August 15, 2014

Kristina Aberg, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital—Retail Centers of America II, Inc.

Amendment No. 1 to Form S-11

Filed July 23, 2014

File No. 333-196594

Dear Ms. Aberg:

On behalf of American Realty Capital—Retail Centers of America II, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing, in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder, Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-11 (File No. 333-196594) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 6, 2014.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus (the “Prospectus”) as revised and included in Amendment No. 2.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Risk Factors, page 30

1.	We note your response to comment 11 of our letter dated July 7, 2014. We note your disclosure throughout the document that the advisor is entitled to receive a subordinated distribution upon termination or non-renewal of the advisory agreement with or without cause. Please revise to include a risk factor that describes the risks related to your advisor being entitled to receive a subordinated distribution upon termination, even if terminated for poor performance.

The Company has included an additional risk factor as requested. Please see page 39 of the Prospectus.

August 15, 2014

Distributions, page 146

2.	We note your response to comment 15 of our letter dated July 7, 2014 in which you have revised your disclosure to clarify the sources of your distributions. To the extent distributions will be paid from offering proceeds, please include an affirmative statement to that effect. In addition, to the extent distributions will be paid in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

The Company has revised the disclosure on page 148 of the Prospectus as requested.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By: /s/ Peter M. Fass

Peter M. Fass

cc:	Sandra Hunter, Esq.

James A. Tanaka, Esq.

Michael J. Choate, Esq.